January 23, 2013

Office of the Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:           Ecology Coatings, Inc.
Form 8-K/A Item 4.01
Filed January 23, 2013
File No. 333-91436

Gentlemen/Ladies:

This letter is in response to your letter to us concerning our Form 8-K originally filed on January 10, 2013.  We have received your comments and addressed them in a Form 8-K/A filed today.

In terms of comments numbered 1-3, please see the amended disclosure in today’s Form 8-K/A which is responsive to your comments.  As requested in comment 4, we have filed a Section 16 letter as an exhibit to today’s filing.

Ecology Coatings acknowledges that it is:

•	responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Let me know if you have further comments or questions.

Sincerely,

/s/ Daniel Iannotti
Daniel Iannotti
VP, General Counsel & Secretary

24663 Mound Road, Warren MI  48091
586-486-5308  Fax:  586-486-5283
www.EcologyCoatings.com